

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 26, 2018

Via E-mail
Peter M. Mavoides
President and Chief Executive Officer
Essential Properties Realty Trust, Inc.
47 Hulfish Street, Suite 210
Princeton, New Jersey 08542

Re: Essential Properties Realty Trust, Inc.
Draft Registration Statement on Form S-11
Submitted January 25, 2018
CIK No. 0001728951

Dear Mr. Mavoides:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Prospectus Summary

3. We note your disclosure on page 4, stating that as of September 30, 2017, exclusive of your GE Seed Portfolio, 94.0% of your portfolio's annualized base rent was acquired from parties who had previously engaged in one or more transactions that involved a member of your senior management team. We further note your disclosure on page 7 that, as of September 30, 2017, exclusive of your GE Seed Portfolio, approximately 60% of your investments were sourced from operators and tenants who had previously consummated a transaction involving a member of your management team. Please revise to reconcile these statements or advise us why no reconciliation is necessary.

Our Company, page 1

4. We note your statement, here and elsewhere, that your average investment per property was $1.8 million. Please revise to explain how you calculate investment per property.

Growth Oriented Balance Sheet Supporting Scalable Infrastructure, page 4

5. It appears that you intend to disclose the ratio of net debt to your earnings before interest, taxes, depreciation and amortization. Please revise your filing to include the applicable disclosures and reconciliations in accordance with Item 10(e) of Regulation S-K. Your revision should address both inputs into this ratio.

6. We note your disclosure that your "Class A Notes and Class B Notes of each series have been rated "A" and "BBB," respectively, by each of S&P Global, Inc. and Kroll Bond Rating Agency, Inc. for structured finance products." Please file the consents for each of S&P Global, Inc. and Kroll Bond Rating Agency, Inc., as required by Securities Act Rule 436, or advise us why no consents are required. For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretations Questions 233.04 and 233.05.

Lease Expiration Risk, page 11

7. In your tables on pages 12 and 127, you have made an assumption with respect to CPI when rent escalates by the lesser of a stated fixed percentage or CPI. Please tell us your basis for this assumption.

Historical Acquisitions and Dispositions, page 13

8. Please revise your disclosure to describe "% of financial reporting."

Distribution Policy, page 64

9.   Please explain to us why you believe it is unnecessary to include a deduction for estimated recurring capital expenditures from your estimated cash available for distribution for the year ending December 31, 2018.

10.   We note your pro forma net income for the year ended December 31, 2017 includes the impact from tenant construction reimbursement obligations. Please revise to reflect the cash expenditures for any related tenant construction that you expect to incur in the next 12 months. Alternatively, tell us why you determined such an adjustment is not necessary.

11.   We note your table reflects increases for new leases and renewals as well as reflects the assumption that certain leases will renew. Please tell us how you determined it was unnecessary to include an adjustment for estimated leasing costs related to new leases and lease renewals.

12.   We note your footnote (1) on page 66. We further note your assumption that 2018 CPI would increase at the same rate of change as occurred between January 1, 2017 and December 31, 2017. Please tell us why you believe this assumption is appropriate.

13.   We note your footnote (2) on page 66. We further note your assumption that the current tenants will renew their leases if the rent coverage ratio is 1.0x or greater. We also note your disclosure on page 132 that leases with rent coverage from 1.0x to 1.5x have a 50% lease rejection probability. Please tell us your basis for using this assumption. In your response, please tell us why you did not use a three-year historic retention rate to determine this adjustment. Please address your limited operating history and how you determined it was appropriate to include any renewal assumptions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 84

14.   We note you have listed multiple factors that resulted in an increase in your rental revenue. Please revise your filing to separately quantify the impact from each factor. Please apply this comment to your discussion of your changes in expenses, as applicable.

Indebtedness to be Outstanding after this Offering, page 86

15.   We note your disclosure elsewhere that the notes underlying the Master Trust Funding Program are secured by a pool of 353 of your properties and the related leases. Please expand your disclosure to describe these properties and leases in greater detail, including any relevant classes or groups that characterize these properties and leases. See Item 14(b) and Instruction 2 of Form S-11.

GE Seed Portfolio "Same Store" Information, page 87

16.   We note your disclosure of contractual base rent for the GE Seed Portfolio. Please revise
       your disclosure to clarify how you derived contractual base rent. Your revisions should
       address, but not necessarily be limited to, the impact of any free rent periods.

17.   Please revise to clarify the meaning of participating rent.

Liquidity and Capital Resources

Unsecured Revolving Credit Facility, page 92

18.   Please provide additional disclosure regarding the material terms of your unsecured
       revolving credit facility, to the extent known, including the applicable interest rate, term,
       and financial covenants with which you must comply.

Contractual Obligations, page 93

19.   We noted you have provided a contractual obligations table on a pro forma basis. Please
       also include a historical contractual obligations table as required by Item 303(a)(5) of
       Regulation S-K.

Business and Properties

Our History, page 108

20.   We note your disclosure throughout the prospectus regarding Messrs. Mavoides' and
       Seibert's experience with Spirit Realty Capital, Inc., including your disclosure of the
       annualized total return to stockholders and Spirit's relative performance compared to the
       S&P 500 Index, the MSCI US REIT Index and a peer group of publicly-traded REITs
       that invest in net lease real estate. We further note your risk factor disclosure on page 36
       under the heading "The past performance of Spirit is not an indicator of our future
       performance." Please also include balancing disclosure that addresses any major adverse
       business developments specific to Spirit and Messrs. Mavoides and Seibert during the
       time they were involved, as well as whether return amounts may have been impacted by
       general market trends or other external factors unrelated to management action.

Our Real Estate Investment Portfolio, page 117

21.   We note that the definition of annualized base rent set forth under the heading "Certain
       Terms Used in This Prospectus" on page ii excludes the effect of abatements.
       Additionally, we note that this metric is used throughout the prospectus. Please revise
       your disclosure to discuss the role of contractual rent deferrals, abatements, tenant

Peter M. Mavoides
Essential Properties Realty Trust, Inc.
February 26, 2018
Page 5

improvement allowances, and leasing commissions in your leases. Please also provide quantitative disclosure of these amounts if material.

Management

Biographical Summaries of Director Nominees and Executive Officers, page 140

22.   Please revise Mr. Gilbert's biographical information to include the dates of his employment at the organizations listed. Additionally, we note that Messrs. Gilbert and Minella are both affiliated with Eldridge, and that Mr. Sautel is a director of CBAM Holdings, LLC, an Eldridge affiliate. Please describe briefly whether such persons have been nominated for director pursuant to an arrangement between Eldridge and the company. Refer to Item 401 of Regulation S-K.

Executive Compensation

Narrative Disclosure Regarding Employment Agreements and Post-Termination Arrangements, page 152

23.   We note your disclosure starting on page 153 regarding your employment agreements with Messrs. Mavoides and Seibert, which have initial terms expiring on March 30, 2021. We further note your disclosure, including on page 147 under the heading "Employment Agreements," that you plan to enter into new employment agreements with each of Messrs. Mavoides and Seibert and Ms. Hai upon completion of this offering. Please revise to reconcile these disclosures or advise us why no reconciliation is necessary.

Certain Relationships and Related Party Transactions

Long-Term Incentives with EPRT Holdings, LLC, page 154

24.   We note your disclosure that certain members of your senior management team hold interests in EPRT Holdings, LLC. We further note that EPRT Holdings, LLC will continue to own a limited partnership interest in your operating partnership following this offering and the concurrent Eldridge private placements. Please identify each related person with an interest in EPRT Holdings, LLC and provide all of the other disclosures required by Item 404 of Regulation S-K.

Benefits to Related Persons, page 160

25.   Please name the affiliate of Eldridge who will receive proceeds from the offering to repay certain outstanding indebtedness.

Underwriting, page 219

26.   We note your disclosure, including on page 92, that affiliates of Barclays and certain of the other underwriters have provided commitments for the unsecured revolving credit facility that you expect to enter into. Please revise your disclosure in this section to address these relationships. Refer to Item 508(a) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

27.   We note that your auditors state they audited the financial statement as of January 16, 2018 and the financial statement presents fairly the financial position of the company at January 17, 2018. We further note that the related financial statement and footnotes are dated January 17, 2018. Please amend to include an audit opinion with consistent dates.

        You may contact Babette Rosenbaum Cooper, Staff Accountant, at (202) 551-3396, or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

                                                    Sincerely,

                                                    /s/ Sonia Gupta Barros

                                                    Sonia Gupta Barros
                                                    Assistant Director
                                                    Office of Real Estate and
                                                    Commodities

cc: Bartholomew A. Sheehan, III
       Sidley Austin LLP